FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 29, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

RBS notes credit ratings action by Moody's

29 May 2015

The Royal Bank of Scotland Group plc ("RBS") notes the decision by the credit rating agency Moody's to:

•	Upgrade the long-term deposit and senior unsecured rating of The Royal Bank of Scotland plc and certain of its affiliates by one notch
•	Affirm the short term deposit and senior unsecured rating of The Royal Bank of Scotland plc and certain of its affiliates
•	Downgrade the senior unsecured rating of The Royal Bank of Scotland Group plc by two notches
•	Downgrade the short-term senior unsecured rating of The Royal Bank of Scotland Group plc by one notch to Not Prime
•	Apply a Stable Outlook rating to The Royal Bank of Scotland Group plc and certain of its affiliates

Moody's summary credit ratings actions:

Entity	Long term deposit and senior unsecured	Outlook	Short term deposit and senior unsecured
The Royal Bank of Scotland Group plc	Two notch downgrade	Stable	One notch downgrade
The Royal Bank of Scotland plc	One notch upgrade	Stable	Affirmed
National Westminster Bank plc	One notch upgrade	Stable	Affirmed
The Royal Bank of Scotland N.V.	One notch upgrade	Stable	Affirmed

For further information, please contact:

RBS Investor Relations

Matthew Richardson

Head of Debt Investor Relations

+44 (0) 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	May 29, 2015	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary